The Vantagepoint Funds

777 N. Capitol Street, NE

Washington, D.C. 20002

December 18, 2015

BY EDGAR

Deborah O’Neal-Johnson

Senior Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	The Vantagepoint Funds
File Nos. 333-60789 and 811-08941

Dear Ms. O’Neal-Johnson:

On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff of the Securities and Exchange Commission (the “Commission”) you provided to us in a telephone call on November 17, 2015 with Mayer Brown LLP, counsel to the Fund (“Staff Comments”) in connection with the Fund’s filing of a post-effective amendment to the Fund’s registration statement under Rule 485(a)(1) under the Investment Company Act of 1940 (“1940 Act”) for the purpose of introducing a new series of the Fund, the Vantagepoint Milestone 2055 Fund (“Milestone 2055 Fund”).

This correspondence is being filed in electronic format today with the Commission. Our responses are also being incorporated into Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 333-60789) and Post-Effective Amendment No. 63 to the Registration Statement under the 1940 Act (File No. 811-08941) (the “Amended Registration Statement”) that is expected to be filed today with the Commission.

This letter is submitted to respond on a point-by point basis to the Staff Comments. Each of the Staff Comments is set forth below and is followed by the Fund’s response (with page references to the Amended Registration Statement, as applicable).

STAFF COMMENTS FOLLOWED BY FUND RESPONSES

PROSPECTUS

Milestone 2055 Fund Tickers

1.	Please include the tickers for both share classes of the Milestone 2055 Fund on the front cover of the Prospectus.

Response:

The tickers for both share classes of the Milestone 2055 Fund are included on the Prospectus’s front cover.

Ms. O’Neal-Johnson

Securities and Exchange Commission

Milestone 2055 Fund Fee Waiver

2.	Please state whether there is any recoupment, reimbursement, or offset mechanism available to the Milestone 2055 Fund’s investment adviser, Vantagepoint Investment Advisers, LLC (“VIA”), in connection with the fee waiver it has entered into with the Milestone 2055 Fund.

Response:

There is no recoupment, reimbursement, or offset mechanism available to VIA in connection with the fee waiver it has entered into with the Milestone 2055 Fund.

Derivatives

3.	The summary prospectus of the Milestone 2055 Fund includes derivatives risk as a summary risk. Please consider the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response:

As requested, we have considered the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”) and we believe that the Milestone 2055 Fund’s registration statement disclosure regarding derivatives usage is consistent with the ICI Letter.

Maturity Strategy

4.	If the Milestone 2055 Fund utilizes a maturity strategy with respect to its fixed income investments, please describe that strategy.

Response:

Because the Milestone 2055 Fund invests in underlying series of the Fund, the maturity strategies with respect to the Milestone 2055 Fund’s indirect fixed income investments are based upon the relevant principal investment strategies of the underlying Fund series. We also note that summary risks applicable to these indirect fixed income investments are included in the Milestone 2055 Fund’s principal investment risks section of the series’ summary prospectus.

Ms. O’Neal-Johnson

Securities and Exchange Commission

Equity Strategy Allocations

5.	If the Milestone 2055 Fund invests directly or indirectly in equity securities, please confirm whether securities of all market capitalizations are eligible investments.

Response:

The underlying Fund series of the Milestone 2055 Fund that invest directly or indirectly in equity securities generally may invest in securities of all market capitalizations. However, certain of these underlying Fund series may primarily invest in securities within particular market capitalization ranges, which include, for example, the Select Value Fund, Aggressive Opportunities Fund and the Discovery Fund. The specific market capitalization ranges for these Fund series can be found in their respective Form N-1A Item 9 disclosures found on pages 129, 130, and 131, respectively. In addition, because the underlying Mid/Small Company Index Fund seeks to replicate the securities included in its underlying index (the Russell 2500 Index), any market capitalization ranges for this series’ equity investments will be based on its underlying benchmark.

We also note that summary risks applicable to the Milestone 2055 Fund’s indirect equity investments are included in the Milestone 2055 Fund’s principal investment risks section of the series’ summary prospectus.

The Fund’s Concentration Policies

6.	Please note that, with respect to concentration, the Model Portfolio Funds and Milestone Funds should look through any affiliated funds; and, to the extent these Funds can determine that the underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentration. For example, if an underlying fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that fund will be in that industry; or an underlying fund that has a concentration policy requiring it to invest 25% in an industry, the Model Portfolio Fund or Milestone Fund should consider that 25% of its assets in that fund would be in the industry.

Response:

The Model Portfolio Funds and Milestone Funds do not invest more than 25% of their net assets in a single industry except to the extent that an underlying series of a Model Portfolio Fund or Milestone Fund concentrates in a single industry. None of the underlying series of the Model Portfolio Funds and Milestone Funds are permitted to invest more than 25% of their net assets in a single industry, except for the Index Funds to the extent such industry concentration is a component of an Index Fund’s benchmark.

Ms. O’Neal-Johnson

Securities and Exchange Commission

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Any questions regarding the above responses or the Amended Registration Statement should be directed to Amy Ward Pershkow at (202) 263-3336. You may also contact me at (202) 962-3491.

Thank you for your attention to this filing.

Very truly yours,

/s/ Christopher F. Chase
Christopher F. Chase
Assistant Secretary of The Vantagepoint Funds